FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant’s name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant’s 2008 audited consolidated financial statements and the related accountant’s consent attached as Exhibits 2 and 3 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibits, which are attached hereto and incorporated by reference herein:

1.	Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated March 9, 2009.

2.	2008 audited consolidated financial statements of the Registrant.

3.	Consent of Kesselman & Kesselman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 9, 2009	By Order of the Board of Directors, /s/ Monica Eisinger —————————————— Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated March 9, 2009.

2.	2008 audited consolidated financial statements of the Registrant.

3.	Consent of Kesselman & Kesselman.